Video Display Corporation

September 8, 2006

Mr. David Burton
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Requests From David Burton per Comment Letter on Form 8-K filed August 28, 2006.

Dear Mr. Burton:

This letter sets forth the responses of Video Display Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced Report.  The Staff’s comments were provided to the Company in a letter dated September 1, 2006.

In connection with responding to these comments, the Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4-01.  Changes in Registrant’s Certifying Accountant.

1.)   Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K (Specifically Item 304(a)(1)(iv)(B) and (C)) regarding any reportable event (ie., internal control weaknesses, etc.) that the former accountant advised the registrant of during the most recent fiscal year and subsequent interim period through the date of the former accountant’s resignation.

Response

RE:  304(a)(1)(iv)(B):  The former accountant (Tauber & Balser P.C.) has not advised the registrant in written or verbal form of any reportable events (material weakness, etc.) during the most recent fiscal year and subsequent time period through the date of the former accountant’s resignation other than the three reportable events disclosed in the Form 8-K filed August 28, 2006.

The Form 8-K as submitted does adhere to Regulation S-K 304(a)(1)(iv)(B) as it states that Tauber & Balser P.C. did discuss with the Audit Committee on January 29, 2006 a material weakness reported involving ineffective procedures and controls to accurately calculate and record its provisions for income taxes and franchise taxes. Also, on June 9, 2006 Tauber & Balser, P.C. notified the Audit Committee of a material weakness in the Registrant’s internal control structure regarding the failure to have in place adequate controls to ensure inventory costing was appropriately accounted for according to the Company’s accounting policy; and the failure to have adequate controls to ensure reconciliation of pertinent account balances with the underlying records and general ledger in a timely manner, which could affect the reported results for the accounting period.

RE:  304(a)(1)(iv)(C):  The registrant has not authorized Tauber & Balser P.C. in writing to respond to a successor accountant on any and all matters of disagreement since, as disclosed in the Form 8-K filed August 28, 2006, and confirmed by letter from Tauber & Balser P.C. submitted as Exhibit 16, “There has been no disagreement between the Company and Tauber & Balser P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.” On September 7, 2006, the Company authorized Tauber & Balser P. C. in writing to discuss all matters relative to the Fiscal 2006 audit and matters pertaining to the auditor client relationship with the proposed successor auditors, Carr, Riggs and Ingram, LLC.

2.)    In detail, describe the nature of each reportable event (ie., internal control weakness) and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and the procedures you implemented (or plan to implement) to correct each reportable event.

Response

The January 29, 2006 reportable event was discovered by the Company in conjunction with the preparation of the Company’s third quarter Form 10-Q for the period ending November 30, 2005. Based on procedures instituted by newly hired personnel in the Company’s accounting department, an error in the recording of income and franchise taxes was discovered and disclosed to Tauber & Balser P.C. and the Company’s former accountants (BDO Seidman). After extensive research of the issue and coordination between the Company, Tauber & Balser P.C. and BDO Seidman on appropriate treatment and disclosure of the issues involved, a prior period restatement of income and franchise taxes was reported in the Form 10-Q for the period ended November 30, 2005. The procedures implemented, including reconciliation of detail income and franchise tax calculations used in preparation of tax returns to appropriate general ledger accounts, by the Company which lead to the discovery of the cumulative error, approximately $530,000 on a pre-tax basis, effectively corrected the condition which allowed the error to go undetected. The Company plans to maintain these new procedures for all future reporting periods.

An excerpt from the November 30, 2005 Form 10-Q Management’s Discussion and Analysis disclosing the issues and amounts involved in the restatement follows:

Prior Period Restatement

During preparation of the 3rd quarter Fiscal 2006 financial statements, the Company discovered an error in its accounting for the treatment of foreign subsidiary losses for income tax purposes in the fiscal year ended February 28, 2005 and certain non-income tax-based franchise taxes in the fiscal year ended February 28, 2005 and several prior fiscal years. A clerical error in the calculation of the tax effects of foreign losses resulted in an understatement of the Company’s fiscal 2005 consolidated provision for income taxes by approximately $129,000. In addition, for several years, the Company has applied the payment of non-income based franchise taxes against income taxes payable. Due to improper income taxes payable account reconciliation procedures, this error was not detected. The Company did not recognize general and administrative expense when the franchise taxes were paid. Proper recognition of these franchise taxes in general and administrative expenses reduces reported net income by approximately $86,000 in fiscal 2005, $53,000 in fiscal 2004, $47,000 in fiscal 2003, $26,000 in fiscal 2002 and approximately $53,000 in fiscal 2001 and years prior. These adjustments did not have a material impact on reported cash flows. The effect of these errors on reported net income is summarized as follows (in thousands):

	Fiscal Year
	2005	2004	Prior

Net income, previously reported	$3,722	$3,165

General and Administrative expense, net of income taxes	(86)	(53)	$(126)
Provision for income taxes	(129)	—	—
Net effect of adjustments	(215)	(53)	$(126)

Net income, as restated	$3,507	$3,112

Diluted earnings per share of common stock, previously reported	$.38	$.33

Diluted earnings per share of common stock, as restated	$.35	$.32

Management has determined that the error was the result of a control deficiency with respect to the Company’s procedures in calculating and reporting its franchise tax and the treatment of foreign losses in the provision for income taxes under SFAS 109, and the proper reconciliation of those items to related consolidated balance sheet accounts. Management believes that this control deficiency constituted a material weakness. A material weakness is a control deficiency, or a combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Company has recently employed additional experienced financial staff, as reported in its Form 8-K filed December 20, 2005, to address this weakness and has amended its procedures for the preparation and review of recorded income tax amounts included in the Company’s consolidated financial statements.

Management has reviewed the impact of these errors on reported results of operations for the years affected, utilizing criteria set forth in Staff Accounting Bulletin 99, including the qualitative and quantitative elements outlined in that statement. Management has determined that the impact of this adjustment in each of the years affected is not material to reported results of operations on either a qualitative or quantitative basis in the respective years. Based on this determination, the Company does not plan to re-file its Annual Report on Form 10-K for fiscal 2005.

The June 9, 2006 reportable event addressed two issues:

a.)    Spreadsheets used to determine the dollar value of year end physical inventory counts at the Company’s Tucker, Georgia facilities were not extended using the appropriate unit inventory costs (the Company uses FIFO accounting for this location) resulting in an audit adjustment of $580,000 on a pre-tax basis. Two other inventory spreadsheet adjustments at the Company’s Bossier City, Louisiana location totaling $634,000 on a pre-tax basis, were discovered and recorded by the Company after the start of the audit process. In addition, the reserve for inventory obsolescence at the Company’s Lexington, Kentucky location was over stated due to an error in recording the impact of disposed inventory. Since these errors involved extensions and other calculations of fourth quarter inventories, prior periods were not affected. Investigation by the Company indicated that turnover in accounting personnel during the year end closing process contributed to these errors, and that documentation of the year end inventory pricing and extension process was not adequate, resulting in an incorrect adjustment of unit costs. The Company has upgraded these procedures and extended staff training to address this weakness in future periods.

b.)   The Company did not have in place adequate controls to ensure that reconciliations of detail records for significant account balances to the general ledger were performed and reviewed in a timely and accurate manner. Consequently, certain account reconciliations were not available to the audit staff on a timely basis. While this did not have a material affect on the recorded balances, it resulted in delays in the audit and the timing of regulatory filings. The Company is in the process of adopting and implementing more formal reconciliation procedures, has hired trained accounting personnel to facilitate the year end closing process, and has improved training to ensure timely and accurate preparation of account reconciliations in future periods.

There is no intent to restate or amend any previously submitted Quarterly Report on Form 10-Q or Annual Report on Form 10-K related to the aforementioned June 9, 2006 reportable events as adjustments, if any, have been recorded and reported in the applicable reporting periods.

3.)    Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or internal control weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response

See attached analysis of year end and fourth quarter adjusting entries initiated by Tauber & Balser P.C. which includes adjustments made by the Company after the initial close of the books for year end. A brief summary of the reason for each adjustment is included. The net impact of all adjustments proposed by Tauber and Balser P.C. resulted in a decrease in income before income taxes of approximately $294,000. The Company recorded all material adjustments proposed by Tauber & Balser, P.C. These adjustments primarily reflected errors due to inventory pricing discussed above, and issues related to year end calculation and cut-off for accruals, sales, and A/P disbursements. Any impact of these adjustments on prior quarter’s results of operations were determined to be immaterial for restatement.

4.)    Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response

As disclosed in the Form 8-K filed August 28, 2006, there were no disagreements between the Company and Tauber & Balser P.C. on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure. Consequently, there have been no written communications from either party relative to this issue. Copies of Tauber & Balser, P.C.’s written communication to the Audit Committee in conjunction with the notification of reportable events is attached to this letter. There have been no written communications from the Company to Tauber & Balser, P.C. on those issues.

5.)   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response

The respondent believes that an amended Form 8-K is not required based upon the above disclosures and adherence of the August 28, 2006 Form 8-K to appropriate SEC Regulation S-K reporting requirements.

If you have any questions or require any further information concerning these responses, please call the undersigned at (770) 938-2080.

Sincerely yours,

VIDEO DISPLAY CORPORATION

Ronald D. Ordway
Chief Executive Officer

Attachments

To the Audit Committee and Management

In planning and performing our audit of the financial statements of Video Display Corporation and Subsidiaries for the year ended February 28, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion or other form of assurance on the internal control.  Therefore, we express no opinion or other form of assurance thereon.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting procedures generally accepted in the United States of America.  It includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Significant deficiencies are matters relative to the design or operation of the internal control that come to the auditors’ attention that, in the auditors’ judgment, could adversely affect the organization’s ability to record, process, summarize, and report financial data consistent with the assertions of management embodied in the Company’s financial statements prepared in accordance with generally accepted accounting principles.  A “material weakness” is a significant deficiency that, in the auditors’ judgment, is so serious that the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraudulent acts in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  There can be no assurance that our audit discovered all material weaknesses or other significant deficiencies.  In our judgment, all of the significant deficiencies described below that we noted during the performance of our audit constitute material weaknesses.

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200  Fx: 404-261-9481
www.tbcpa.com

Associated worldwide with CPA Associates International

Inventory Costing and Valuation

The Company did not have in place adequate controls to ensure that inventory costing was appropriately accounted for in accordance with the Company’s accounting policy of valuing inventories on the first-in, first-out basis, and reserves for obsolescence were properly provided for to reduce inventory to its net realizable value.

Underlying Financial Records of Subsidiaries

The Company did not have in place adequate controls to ensure that reconciliations of pertinent account balances between the underlying records and the general ledger were performed and reviewed in a timely and accurate manner.

This report is intended solely for the information and use of the Audit Committee, management, and others within the organization and is not to be and should not be used by anyone other than these specified parties.

Tauber & Balser, P.C.
June 9, 2006

To the Audit Committee
To Ronald D. Ordway, CEO
To Michael D. Boyd, CFO

In planning and performing our interim quarterly review of the financial statements of Video Display Corporation as of November 30, 2005 and for the three and nine month periods then ended, we considered its internal control in order to determine our review procedures and not to provide assurance on internal control.  However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the Public Company Accounting Oversight Board (United States).  Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization’s ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.  However, we noted the following reportable conditions that we believe to be material weaknesses.

The Company did not have in place effective procedures and controls to accurately calculate and record its provisions for income taxes and franchise taxes.  The Company also did not have adequate procedures and controls in place to reconcile and adjust the income and franchise tax accounts on a timely basis.

We also noted the following reportable conditions that are not believed to be material weaknesses.

The Company did not have in place sufficient procedures and controls to properly account for inventory in transit on a timely basis.

This report is intended solely for the information and use of the Audit Committee and management, and is not intended to be and should not be used by anyone other than these specified parties.

Tauber & Balser, P.C.
January 29, 2006

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200  Fx: 404-261-9481
www.tbcpa.com

Associated worldwide with CPA Associates International

Video Display Corporation

February 28, 2006

Summary of Audit Errors

Entity	WP Ref				Effect on Income Statement	Cash	A/R	Inventory	PP&E	Interco	Accounts Payable	Taxes Pay	Accrued Liabilities
					Booked by Client after initial close, but subsequent to start of audit review.
DATA	CVN05a	Dr. Inventory	77,204
		Cr. COGS		77,204
		To adjust inventory items to T&B counts

DATA		Dr. COGS	580,086		(580,086)
		Dr. Inventory reserve	47,254					47,254
		Cr. Inventory		627,340				(627,340)
		To record price testing error projection

FLA		Dr. Warranty credits	69,124		(69,124)
		Cr. Accrued Warranty		69,124									69,124
		To correct warranty accrual.

FLA		Dr. Inventory	167,739					167,739
		Cr. COGS		167,739	167,739
		To record freight not built into inventory cost

CHROMA	REV	Dr. Sales	48,000		(48,000)
		Cr. Accounts Receivable		48,000			(48,000)

		Dr. Cash	45,068			45,068
		Cr. AR-Cash in advance		45,068			(45,068)

		Dr. Inventory	7,680					7,680
		Cr. Cost of Goods Sold		7,680	7,680
		To reverse revenues recorded prior to shipment

NOVA		COGS	363,695		Booked by Client after initial close, but subsequent to start of audit review.
		Inventory		363,695
		To write off inventory in transit that did not exist.

NOVA		COGS	270,618		Booked by Client after initial close, but subsequent to start of audit review.
		Inventory		270,618
		To correct a footing error on the inventory listing, which caused some of the inventory to be double-booked.

NOVA	CVN02k	Dr. COGS	30,000
		CR. Retained Earnings		30,000	prior year effect only\
		To correct error for inventory not counted in PY

AYDIN		Inventory	312,704					312,704
		A/P unvouchered.		312,704							312,704
		To record inventory received not recorded

AYDIN	REV02b	Bad Debt Expense	35,000		(35,000)
		Allowance for doubtful accounts		35,000			(35,000)
		To record additional allowance for doubtful accounts

AYDIN		Dr. Sales	62,500		(62,500)
		Cr. A/r		62,500			(62,500)
		To reverse returned tubes from Air France

LEXEL		INVENTORY RESERVE	296,983					296,983
		COGS		296,983	296,983
		To correct inventory reserve for items booked twice in error.

LEXEL		Dr. Warranty reserve	23,053										(23,053)
		Cr. Warranty expense		23,053	23,053
		To reverse over-reserve for warrantied items

LEXEL		Dr. Inventory	56,918					56,918
		Cr. COGS		56,918	56,918
		To record projection of pricing differences

LEXEL	FM	Dr. Prepaid Inventory	183,908					183,908
		Cr. Cash		183,908		(183,908)
		To record prepayment for inventory

LEXEL		Dr. Equipment	64,641						64,641
		Cr. Accrued AP		64,641							64,641
		To record prepayment for inventory

FOX	OAL02d	Dr Accrued Wages	18,887										(18,887)
		Cr. Payroll expense		18,887	18,887
		To reverse over accrued payroll accrual

FOX	OAL02d	Dr. Accrued Workers Compensation	99,560										(99,560)
		Cr. Payroll expense		99,560	99,560
		To reverse over accrued workers comp

FOX	OAL02d	Dr. Accrued 401k	11,359										(11,359)
		Cr. Payroll expense		11,359	11,359
		To reverse over accrued 401k

FOX		Dr. Inventory	38,786					38,786
		Cr. COGS		38,786	38,786
		To record portion of freight not built into inventory cost

FOX	CVN01.2d	Dr. COGS	54,925		(54,925)
		Cr. Inventory		54,925				(54,925)
		To reverse consignment inventory recorded as owned.

		Dr. COGS	165,215		(165,215)
		Cr. Intercompany net		154,816						(154,816)
		Cr. Intercompany net		10,399						(10,399)
		To correct errors ininter-company account balances

		Tax Effect			122,718							(122,718)

			3,130,906	3,130,906	(171,167)	(138,840)	(190,568)	429,707	64,641	(165,215)	377,345	(122,718)	(83,735)
													(171,167)
		Sales			(156,571)
		COGS			232,120
		G&A			(94,806)
					(293,885)
					122,718
					(171,167)